# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janux Therapeutics, Inc., CIK 0001817713
CUSIP: 47103J105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10955 VISTA SORRENTO PARKWAY, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 11/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-011545
Filed by CIK 0001617201

## Reporting persons
- W. Lawrence Hawkins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,250; shared voting power 3,144,200; sole dispositive power 6,250; shared dispositive power 3,144,200; aggregate amount beneficially owned 3,150,450 (5.15% of the class)
  Comment: The figure in Item 11 is based upon 61,183,417 shares of Common Stock of the issuer outstanding as of November 3rd, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 5th, 2026.
- Prosight Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 155,022; sole dispositive power 0; shared dispositive power 155,022; aggregate amount beneficially owned 155,022 (0.25% of the class)
  Comment: The figure in Item 11 is based upon 61,183,417 shares of Common Stock of the issuer outstanding as of November 3rd, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 5th, 2026.
- Prosight Plus Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 525,319; sole dispositive power 0; shared dispositive power 525,319; aggregate amount beneficially owned 525,319 (0.86% of the class)
  Comment: The figure in Item 11 is based upon 61,183,417 shares of Common Stock of the issuer outstanding as of November 3rd, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 5th, 2026.
- Prosight Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,144,200; sole dispositive power 0; shared dispositive power 3,144,200; aggregate amount beneficially owned 3,144,200 (5.14% of the class)
  Comment: The figure in Item 11 is based upon 61,183,417 shares of Common Stock of the issuer outstanding as of November 3rd, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 5th, 2026.
- Prosight Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,144,200; sole dispositive power 0; shared dispositive power 3,144,200; aggregate amount beneficially owned 3,144,200 (5.14% of the class)
  Comment: The figure in Item 11 is based upon 61,183,417 shares of Common Stock of the issuer outstanding as of November 3rd, 2026, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 5th, 2026.

## Item 1. Issuer
Name of issuer: Janux Therapeutics, Inc.
Address of issuer's principal executive offices: 10955 VISTA SORRENTO PARKWAY, SUITE 200, SAN DIEGO, CALIFORNIA, 92130

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by and on behalf of each of Prosight Management, LP, a Delaware limited partnership ("Prosight Management"), Prosight Fund, LP, a Delaware limited partnership ("Prosight Fund"), Prosight Plus Fund, LP, a Delaware limited partnership ("Prosight Plus Fund"), Prosight Partners, LLC, a Delaware limited liability company ("Prosight Partners"), and W. Lawrence Hawkins (collectively referred herein as the "Reporting Persons"). Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by, Prosight Fund and Prosight Plus Fund. Prosight Management is a sub-advisor for certain separate managed accounts (collectively, the "Managed Accounts") and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, Prosight Partners. Prosight Fund, Prosight Plus Fund, and the Managed Accounts are the record and direct beneficial owner of the securities of the Issuer covered by this statement. Prosight Fund disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts and Prosight Plus Fund. Prosight Plus Fund disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts and Prosight Fund. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or any other purpose, the beneficial owner of any securities covered by this statement. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Prosight Management, LP, 5956 Sherry Lane, Suite 1365, Dallas, Texas 75225.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- W. Lawrence Hawkins: /s/ W. Lawrence Hawkins, W. Lawrence Hawkins (11/13/2026)
- Prosight Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (11/13/2026)
- Prosight Plus Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (11/13/2026)
- Prosight Management, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner (11/13/2026)
- Prosight Partners, LLC: /s/ W. Lawrence Hawkins, Sole Manager (11/13/2026)